BOX EXCHANGE

101 Arch Street
Suite 610
Boston, MA 02110

141 W Jackson Blvd,
Suite 280
Chicago, IL 60604

July 20, 2022

Via Electronic Submission

Ms. Molly Kim
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
Amendment No. 52 to Form 1

Dear Ms. Kim:

Enclosed for filing is Amendment No. 52 to Form 1 (the "Amendment"). The Amendment includes the Exhibit D-2, BOX Options Market LLC audited financial statements for the year ended December 31, 2021, to replace the Exhibit D-2 unaudited financial statements filed in Amendment No. 50.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 52.

This Amendment No. 52 has been signed electronically and is being filed without notarization based upon relief from Commission staff and difficulties arising from COVID-19.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Alanna Barton
General Counsel

cc: Johnna Dumler
Glen R. Openshaw, Esq.

Enclosures

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 07/20/2022	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: BOX Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110

22005435

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2239 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Alanna Barton (Name) General Counsel (Title) 617-235-2239 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 07/20/2022 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: [signature] (Signature) Alanna Barton, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ____________________ (Notary Public)

My Commission expires ______________ County of _________________ State of ________________________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

BOX Options Market LLC

Financial Statements
Year Ended December 31, 2021

BOX Options Market LLC

Financial Statements
Year Ended December 31, 2021

Contents

Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Independent Auditor's Report

Board of Directors and Member
BOX Options Market LLC
Boston, Massachusetts

Opinion

We have audited the financial statements of BOX Options Market LLC ("the Company") which comprise the balance sheet as of December 31, 2021, and the related statements of income and expenses, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations, changes in its member's equity, and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, BOX Options Market LLC provides an equity options market known as the "Options Market", whose principal business is providing a marketplace for participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds ("ETFs"). BOX Options Market LLC provides this marketplace through a proprietary electronic trading system as well as a physical trading floor. Our audit procedures solely relate to the financial statements of BOX Options Market LLC and do not include tests to evaluate the controls over or the operating effectiveness of the Options Market and its electronic trading system. Accordingly, we provide no level of assurance with respect to the Options Market, its trading system or the transactions conducted through the Options Market. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose ofexpressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

BDO USA, LLP

July 15, 2022

Financial Statements

(*in thousands of US Dollars)*

BOX Options Market LLC

Balance Sheet

(in thousands of U.S. dollars)

December 31, 2021		
Assets		
Current Assets:		
Cash	$	59,469
Accounts receivable, net of allowance of $0		9,569
Other current assets		907
Total Current Assets		69,945
Right of use asset – Operating leases (net)		4,423
Computer Equipment, Software and Leasehold Improvements, net		5,663
Total Assets	$	80,031
Liabilities and Member's Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$	18,883
Payable to related parties		506
Operating lease liability – current		383
Total Current Liabilities		19,772
Long-term Liabilities:		
Operating lease liability – long-term		4,576
Total Liabilities		24,348
Member's Equity:		
Member's contributions		27,563
Contributed surplus		9,514
Accumulated dividend distributions		(93,772)
Accumulated earnings		112,378
Total Member's Equity		55,683
Total Liabilities and Member's Equity	$	80,031

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Income

(*in thousands of U.S. dollars*)

Year ended December 31, 2021		
Revenues:		
Transaction fees	$	66,464
Non-Transaction fees		8,908
Options Price Reporting Authority (OPRA) income		4,569
Total Revenues		79,941
Expenses:		
Professional services:		
Technical and operational		2,729
Professional Services		1,782
External IT services		2,369
Other		208
Employee costs		7,262
Provision for Settlements		16,000
Depreciation and amortization		2,107
Communications and data processing		898
Rent of facilities		713
Office-related		229
Other		113
Total Expenses		34,410
Operating Income		45,531
Interest Income		25
Net Income	$	45,556

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Member's Equity

(in thousands of U.S. dollars)

	Member's Contributions	Contributed Surplus	Accumulated Distributions	Accumulated Earnings	Total Member's Equity
Balance, December 31, 2020	$ 27,563	$ 9,514	$ (82,194)	$ 66,822	$ 21,705
Net income	-	-	-	45,556	45,556
Distributions	-	-	(11,578)	-	(11,578)
Balance, December 31, 2021	$ 27,563	$ 9,514	$ (93,772)	$ 112,378	$ 55,683

See accompanying notes to financial statements.

BOX Options Market LLC

Statement of Cash Flows

(*in thousands of U.S. dollars*)

Year ended December 31, 2021	
Cash Provided by Operating Activities:	
Net income	$ 45,556
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,107
Non-cash lease expense	795
Changes in operating assets and liabilities:	
Decrease in current portion of notes receivable	1,000
Decrease in accounts receivable	535
Decrease in other current assets	244
Increase in accounts payable and accrued expenses	6,189
Decrease in payable to related parties	(30)
Decrease in deferred rent	(284)
Decrease in lease liability	(259)
Net cash provided by operating activities	55,853
Cash Used in Investing Activities:	
Purchase of computer equipment, leasehold improvements and software	(2,919)
Net cash used in investing activities	(2,919)
Cash Used in Financing Activities:	
Dividend distributions	(11,578)
Net cash used in financing activities	(11,578)
Net Increase in Cash	41,356
Cash, beginning of year	18,113
Cash, end of year	$ 59,469

See accompanying notes to financial statements.

1. Nature of Operations

BOX Options Market LLC ("BOX Market" or the "Company") is a Delaware limited liability company which was formed in connection with the May 2012 reorganization (the "Reorganization") of Boston Options Exchange Group LLC.

BOX Market is an equity options market whose principal business is providing a marketplace for Participants to trade options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds ("ETFs"). BOX Market includes an electronic trading system as well as a physical trading floor. BOX Market is regulated by BOX Exchange LLC, a recognized national securities exchange regulated by the U.S. Securities and Exchange Commission ("SEC").

BOX Market is a wholly owned subsidiary of BOX Holdings Group LLC ("BOX Holdings"). Substantial equity members in BOX Holdings include MX US 2, Inc. and affiliates of Interactive Brokers Group LLC ("IB"), Citadel Derivatives Group, LLC, Citigroup Financials Products Inc., and others.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Significant areas of judgment include the determination of the fair value of stock appreciation rights and the determination of the useful lives of depreciable assets. Actual results could differ from those estimates.

Cash

Cash includes amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

Accounts Receivable, Net

Accounts receivable consist primarily of transaction fees, non-transaction fees and the Company's share of distributable revenue receivable from the Options Price Reporting Authority ("OPRA").

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with each customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

Computer Equipment, Software and Leasehold Improvements

Assets consist of computer hardware, equipment, software and leasehold improvements.

BOX Market's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment and software. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, technological innovation, industry trends and changing market conditions.

All of the Company's assets are depreciated using the straight-line method and the estimated useful lives for each of the asset classes is as follows:

Asset Category	Depreciation Period
Hardware and equipment	3 years
Trading-related software	5 years
Leasehold improvements	Minimum Lease Term

Leasehold improvements are amortized over the minimum lease term using the straight-line method. Assets are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is primarily based on expected discounted future cash flows. No impairment charges were recorded during the year ended December 31, 2021.

Appreciation Rights Plan

The Company accounts for its appreciation rights plans using the fair value method, under which the compensation cost attributable to employee awards is measured at the fair value and recognized as Employee Costs, on a tranche basis, over the vesting period of each plan, with a corresponding increase in liabilities. As the appreciation rights are settled in cash, the liability is re-measured at each reporting date and at settlement date based on the fair value of the appreciation rights. Any changes in the liability, if any, are recognized in profit or loss and any payable balance outstanding at the end of the year will be recorded and presented as part of accounts payable and accrued expenses.

Revenue Recognition

In accordance with Accounting Standards Codification No. 606, Revenue from Contracts with Customers (“ASC 606”), the Company adopted Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASC 606"). In accordance with this revenue standard, the Company uses the 5-step approach to analyze all sources of revenue to identify revenue from contracts with customers, which includes transaction fees, OPRA revenue, connectivity fees, port fees and participant fees. Additionally, the company recognizes revenue from interest and other income that is not associated with contracts with customers.

To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) performance obligations are satisfied.

Transaction Fees

Transaction fees are charged to registered market participants on a per trade basis for various types and combinations of trades that are matched and executed through either the Company's proprietary electronic exchange and/or physical open outcry trading floor. The performance obligation for transaction fees is the execution and settlement of trades matched on the Company's exchange. The performance obligation is met at a point in time when transactions are executed, and revenue related to such services are recognized at a point in time. Payment is billed and received within three to five business days after the end of each billing cycle.

Connectivity Fees

In order to participate in the Company's proprietary trading system, each customer is required to set up and maintain one or multiple physical connections to the Company's servers. Connectivity fees are based on the connection type(s) maintained by each customer. The performance obligation for connectivity fees is the Company providing connections to the Company's network as specified by the customer. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time elapsed and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is billed and collected within three to five business days after the end of each month.

Port Fees

The Company provides certain types of internal networking connections within the Company's network that allow participants to access different trading applications and services within the BOX Market network. Port fees are charged to each participant based on the type and number of ports that the participant is credentialed for. The performance obligation for port fees is the Company providing the requested port connections to the Company's network as specified by the customer. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time elapsed and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is billed and collected within three to five business days after the end of each month.

Participant Fees

The Company charges certain fees to registered participants including one-time initiation fees and monthly recurring charges for being a registered participant for the Company's electronic exchange or the trade floor. The performance obligation for participant fees is the Company providing access to the customer to trade on the Company's platform. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time as the customer simultaneously receives and consumes the benefits provided and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is billed and collected within three to five business days after the end of each month.

OPRA Revenue

The Options Price Reporting Authority ("OPRA") is a consortium of registered exchanges that compiles and sells trade and market data to third parties. The Company provides OPRA with real-time market data in accordance with the terms of the OPRA Agreement. The performance obligation for OPRA revenue is the Company providing accurate and timely market data to OPRA. The performance obligation is met over a monthly period in which the associated services are made available using the output method based on time as the customer simultaneously receives and consumes the benefits provided and revenue for such services is recognized over time. This performance obligation is satisfied each month and the associated revenue is billed and collected within three to five business days after the end of each month.

Refer to Footnote 5 for additional information.

Leases

Prior to January 1, 2021, the Company accounted for its leases in accordance with Accounting Standards Codification (“ASC”) ASC 840, Leases. At lease inception, the Company determined if an arrangement was an operating or capital lease. For operating leases, the Company recognized rent expense, inclusive of rent escalations, on a straight-line basis over the lease term.

Effective on January 1, 2021, the Company accounts for leases in accordance with ASC 842, Leases. At contract inception, the Company determines if an arrangement is or contains a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If determined to be or contain a lease, the lease is assessed for classification as either an operating or finance lease at the lease commencement date, defined as the date on which the leased asset is made available for use by the Company, based on the economic characteristics of the lease. For each lease with a term greater than twelve months, the Company records a right-of-use asset and a lease liability.

A right-of-use asset represents the economic benefit conveyed to the Company by the right to use the underlying asset over the lease term. A lease liability represents the obligation to make lease payments arising from the lease. Lease liabilities are measured at lease commencement and calculated as the present value of the future lease payments in the contract using the rate implicit in the contract, when available. If an implicit rate is not readily determinable, the Company uses an incremental borrowing rate measured as the rate at which the Company could borrow, on a fully collateralized basis, a commensurate loan in the same currency over a period consistent with the lease term at the commencement date. Right-of-use assets are measured as the lease liability plus initial direct costs and prepaid lease payments, less lease incentives granted by the lessor. The lease term is measured as the noncancelable period in the contract, adjusted for any options to extend or terminate when it is reasonably certain the Company will extend the lease term via such options based on an assessment of economic factors present as of the lease commencement date. The Company elected the practical expedient to not recognize leases with a lease term of twelve months or less.

Components of a lease are split into three categories: lease components, non-lease components, and non-components. The fixed and in-substance fixed contract consideration (including any consideration related to non-components) are allocated, based on the respective relative fair values, to the lease components and non-lease components. The Company has elected to account

(*in thousands of U.S. dollars,*)

for lease and non-lease components together as a single lease component for all underlying assets and allocate all of the contract consideration to the lease component only.

The Company's operating leases are presented in the consolidated balance sheet as operating lease right-of-use assets, classified as noncurrent assets, and operating lease liabilities, classified as current and noncurrent liabilities. Operating lease expense is recognized on a straight-line basis over the lease term. Variable costs associated with a lease, such as maintenance and utilities, are not included in the measurement of the lease liabilities and right-of-use assets but rather are expensed when the events determining the amount of variable consideration to be paid have occurred.

Refer to Footnote 6 for additional information.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"), as subsequently amended (collectively "ASC 842"). The guidance amends the existing accounting standards for lease accounting, including requirements for lessees to recognize assets and liabilities related to long-term leases on the balance sheet and expanding disclosure requirements regarding leasing arrangements. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. In July 2018, the FASB issued additional guidance, which offers a transition option to entities adopting ASC 842 in which entities can elect to apply the new guidance using a modified retrospective approach at the beginning of the year in which the new lease standard is adopted. In November 2019, the FASB issued ASU 2019-10 deferring the effective date for private entities (also applicable for public companies that qualify as emerging growth companies) for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. In June 2020, the FASB issued ASU 2020-05 further deferring the effective date for private entities for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

The Company adopted this guidance effective January 1, 2021, utilizing the modified retrospective approach that uses the effective date as the initial date of application whereby financial information for prior periods presented before the ASC 842 effective date will not be updated. ASC 842 provides several optional practical expedients in transition. The Company applied the 'package of practical expedients' which allowed the Company to not reassess whether existing or expired arrangements contain a lease, the lease classification of existing or expired leases, or whether previous initial direct costs would qualify for capitalization under ASC 842.

The adoption of ASC 842 resulted in the recognition of operating lease liabilities of $3.5 million and operating right-of-use assets of $3.2 million, along with the write-off of certain deferred rent balances of $0.3 million within the Company's consolidated balance sheets as of January 1, 2021. The adoption did not have a significant impact on the Company's consolidated statements of operations and comprehensive loss and consolidated statements of cash flows.

Refer to Footnote 6 for additional information.

(*in thousands of U.S. dollars,*)

3. Computer Equipment, Software and Leasehold Improvements

Computer equipment, software and leasehold improvements at December 31, 2021 consisted of:

December 31, 2021		
Computer software	$	51,041
Computer equipment		19,747
Leasehold improvements		2,049
Accumulated depreciation and amortization		(67,174)
	$	5,663

For the year ended December 31, 2021, BOX Market capitalized software development, hardware and leasehold improvement costs of $2,919 ($2,230 from related parties). These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties as per the respective Technical and Operational Services Agreement (see Note 7).

Aggregate depreciation and amortization expense related to computer equipment, software and leasehold improvements was $2,107 in 2021.

4. Income Taxes

The Company is a single member limited liability company wholly-owned by BOX Holdings and is treated as a disregarded entity for income tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. The Company is subject to certain entity-level taxes in some states, the amount of which is immaterial. Accordingly, the Company has not provided for federal or state income taxes.

In accordance with Accounting Standards Codification ("ASC") Topic 740, a tax position is a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes estimated interest, penalties and income taxes related to uncertain tax positions in income tax expense. As of December 31, 2021 the Company determined that it had no material uncertain tax positions. As a result, the Company had no accrual or provision for uncertain tax positions as of December 31, 2021 The Company's income tax returns are generally open for examination by U.S. federal and state taxing authorities. The Company is not currently under examination by any U.S. federal or state income taxing authority. As of December 31, 2020, the tax years that remain subject to examination by major tax jurisdiction under the statute of limitations is 2018, 2019, 2020 and 2020. On December 22, 2017, H.R. 1, the Tax Act, was enacted by the U.S. government. The Tax Act includes significant changes to the Internal Revenue Code of 1986 that changed the taxation of business entities. These changes did not result in a significant impact on the Company.

(*in thousands of U.S. dollars,*)

5. Revenues from Contracts with Customers

The Company's revenues come from five separately identifiable streams. Revenues from contracts with customers includes transactions fees, OPRA revenue and monthly recurring charges including connectivity fees, port fees and participant fees. Additionally, the Company recognizes revenue from interest and other income that are not associated with contracts with customers.

The following table presents the Company's total revenues separated for the Company's revenue from contracts with customers and the Company's other sources of revenue:

Year ended December 31, 2021		
Revenue from Contracts with Customers:		
Transaction fees	$	66,464
OPRA revenue		4,569
Connectivity fees		5,980
Port fees		1,152
Participant fees		1,776
Total Revenue from Contracts with Customers		79,941
Other Sources of Revenue:		
Interest		25
Total Revenue from Other Sources		25
Total Revenue	$	79,966

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service.

The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for promised services (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

(*in thousands of U.S. dollars,*)

Disaggregation of Revenue

The following tables discloses the company's revenue from contacts with customers disaggregated by the timing of the transfer of services.

Year ended December 31, 2021	
Revenue Recognized at a Point in Time:	
Transaction fees	$ 66,464
Total Revenue Recognized at a Point in Time	66,464
Revenue Recognized Over Time:	
OPRA revenue	4,569
Connectivity fees	5,980
Port fees	1,152
Participant fees	1,776
Total Revenue Recognized Over Time	$ 13,477

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

The Company does not have any revenues with performance obligations that extend for more than three months. As such, there is no allocation related to unsatisfied or partially unsatisfied performance obligations.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue (contract liability) until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $8,386 as of December 31, 2021. The Company had receivables related to revenues from contracts with customers of $5,067 as of December 31, 2020.

The Company had no deferred revenue at December 31, 2021.

Contract Costs

The Company does not capitalize any costs to fulfill contracts associated with any of the revenue streams.

(*in thousands of U.S. dollars,*)

6. Leases

In May 2011, the Company entered into an operating lease for 5,047 square feet of office space at 135 South LaSalle Street in Chicago, IL. The lease had an initial term of ten years beginning in December 2011 which expired on November 30, 2021. The lease granted the Company an option to extend the term for two consecutive two-year periods at the then fair market rent by giving the landlord twelve months' written notice. The Company elected not to extend the lease and the lease ended on November 30, 2021.

In early 2020, the Company entered into an agreement to sublease the entire 135 South LaSalle office space. The sublease began on March 1, 2020 and will last for the duration of the underlying lease expiring on November 30, 2021.

In June 2019, BOX Options Market LLC entered into an operating lease agreement for 9,519 square feet of office space at 141 West Jackson Road in Chicago, IL to accommodate the Chicago office staff and the Trading Floor. The lease has an initial term of eleven years beginning in April 2020 and expiring on March 31, 2031. The landlord provided the Company a Tenant Improvement Allowance of $999,295. The lease grants the Company an option to extend the term for an additional five years at the then fair market rent by giving the landlord twelve months' written notice. At lease commencement, the Company was not reasonably certain to exercise the extension option and therefore the renewal period is excluded from the lease term.

In October 2020, the Company entered into a first amendment to lease at 141 West Jackson Road for an additional 6,774 square feet of office space to accommodate the Chicago Trading Floor. The lease has an initial term of ten years beginning in April 2021 and expiring conterminously with the above lease on March 31, 2031. The amendment grants the Company a one-time option to terminate the lease of both office spaces early on March 31, 2028, by giving twelve months' notice, subject to the payment of a significant termination fee. At lease commencement, the Company was reasonably certain to not exercise the option to terminate the lease early and therefore the lease term will continue through March 31, 2031. The landlord also provided the Company an additional Tenant Improvement Allowance of $651,997

The following table summarizes supplemental information for the Company's operating leases:

Year ending December 31, 2021		
Weighted-average remaining lease term (in years)		9.25
Weighted-average discount rate		2.32%
Cash paid for amounts included in the measurements of operating lease liabilities	$	367

The remainder of page intentionally left blank.

(*in thousands of U.S. dollars,*)

Aggregate future maturities of the operating lease liabilities under non-cancelable operating leases as of December 31, 2021 are as follows:

Years ending December 31,		
2022	$	494
2023		568
2024		579
2025		591
2026		602
Thereafter		2,694
Less: effects of discounting		(569)
Total	$	4,959

Present value of operating lease liability		
Current	$	383
Noncurrent		4,576
Present value of operating lease liability	$	4,959

The following table summarizes the presentation of the Company's operating leases in its balance sheet.

Leases	*Classification*		*Amounts as of December 31, 2021*
Assets			
Operating lease assets	Right of use asset	$	4,423
Total lease assets			
Liabilities			
Current operating lease assets	Operating lease liability	$	383
Noncurrent operating lease liability	Operating lease liability		4,576
Total lease liability		$	4,959

7. Commitments and Contracts

Contracts

BOX Market has entered into agreements with related parties BOX Technology LLC ("BOX Technology") and BOX Exchange LLC ("BOX Exchange") to provide certain technical, operational, regulatory and administrative support services which includes:

(i) A Technical and Operational Services Agreement ("TOSA") with BOX Technology to provide the Company with certain software maintenance and development services, computer hardware and equipment, and support/maintenance for certain data transmissions and other services. Operational costs shall be based on an agreed upon annual budget. Any additional developments and services requested shall be charged at the agreed upon development rate. All rates are revised on a yearly basis. The term of the agreement is for the period ending December 31, 2021 and renewed through 2022.

(*in thousands of U.S. dollars,*)

(ii) A Facility Agreement with BOX Exchange LLC to provide BOX Market with a Self-Regulatory Organization "SRO" structure and ongoing oversight of the market operations and regulatory functions of BOX Market was entered into on October 1, 2011. This agreement was mutually terminated as of December 31, 2018 and replaced by an Administrative Services Agreement ("ASA") effective January 1, 2019 for BOX Exchange LLC to provide certain regulatory, administrative and support services to BOX Market. Pursuant to this agreement, BOX Exchange LLC manages the Company's billing function and is entitled to collect all revenues generated by BOX Market's operations as well as any fines, fees and disgorgements due the Company. Additionally, any and all payments collected by BOX Exchange LLC may be used at BOX Exchange's LLC sole discretion, as is any cash distributed to BOX Market.

In the event BOX Exchange LLC, at any time, does not hold sufficient funds to meet all regulatory requirements, BOX Market shall reimburse BOX Exchange LLC for all such costs and expenses upon request. Additionally, BOX Exchange LLC shall reimburse BOX Market for costs and expenses incurred by the Company for regulatory purposes. This agreement will remain in effect until May 10, 2032, or 180 days after the Company is no longer a registered securities exchange.

(iii) The company has an Administrative Service Agreement ("ASA") with BOX Exchange LLC for BOX Exchange LLC to provide certain support services to BOX Market, including accounting/finance, legal, human resources, IT, communications and administrative support.

8. Contingencies

Certain lawsuits and claims arising in the ordinary course of business have been filed or are pending against the Company, and the Company may from time to time be involved in other legal or regulatory proceedings. In accordance with applicable accounting guidance, the Company establishes an accrual and disclosure when required. For all such matters, including expected settlements, when it believes that it is probable that a loss has been incurred, and the amount of the loss is reasonably estimable, an accrual is established.

Based on information available to the Company, an accrual of $16 million has been established for pending litigation, which represents the Company's best estimate, based on the information available, of the associated legal liability for such claims.

As the outcome of litigation and other legal and regulatory matters is inherently uncertain, it is possible that this current pending matter could have additional unanticipated material adverse effect on the Company's financial position. The Company is unable to make an accurate estimate of any additional liability based on the information available.

Refer to Footnote 14 for additional information.

9. Related-Party Transactions

The financial statements reflect the capital contributions of cash and/or services by all equity members of BOX Market as specified in BOX Market's Amended and Restated Operating Agreement (the "Agreement") dated January 26, 2005.

(*in thousands of U.S. dollars,*)

In accordance with the terms of the Technical and Operational Services Agreement with BOX Technology referred to in Note 7, the Company incurred professional fees for software maintenance and development with related parties of approximately $4,806 in 2021. Amounts owed to BOX Technology at December 31, 2021 was approximately $286. These amounts are reflected as payable to related parties on the balance sheet.

In accordance with the terms of the Administrative Services Agreement ("ASA") with BOX Exchange LLC, referred to in Note 7, the Company reimbursed BOX Exchange LLC $991 for expenses paid on its behalf in 2021. The amount owed to BOX Exchange LLC at December 31, 2021 was $200, which is reflected as "payable to related parties" on the balance sheet. See Note 7.

Aragon Solutions owns equity units of BOX Holdings Group LLC and provides Consulting services to the Company. In 2021, Aragon Solutions received a total of $187 for consulting services. The Company owed Aragon Solutions $20 as of December 31, 2021.

The note receivable from BOX Exchange LLC was paid off by December 31, 2021.

In 2021 the Company paid $0 to BOX Digital Markets LLC (a subsidiary of BOX Holdings Group LLC) and there was $9 receivable from BOX Digital Markets LLC at December 31, 2021.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which was the amount of consideration agreed upon and established by the related parties.

10. Members' Equity

BOX Options Market LLC is a single member LLC, wholly-owned by BOX Holdings Group LLC, and has no units outstanding. There were no changes in units during the year.

11. Fair Value Measurements

The Company does not own any assets that require Fair Value analysis, however the Company uses a measurement of fair value in calculations related to the Executive Rights plans ("Appreciation Rights Plan"), which requires the use of Fair Value measurements according to guidance in Codification Topic 820, Fair Value Measurement and Disclosures. See Note 13.

12. Concentration of Credit Risk

Approximately 91% of the revenues generated by the Company for the year ended December 31, 2021 were generated by ten approved participants.

13. Appreciation Rights Payment of Executive Rights Plan ("Executive Plan")

In April 2015, BOX Market adopted an Executive Rights Plan pursuant to which certain key executive members of BOX Market were granted certain rights, including the Appreciation Rights Payment, which entitles the participants to receive from BOX Market a cash payment no later than February 14 of each year beginning with February 14, 2016. The appreciation right, with respect to each plan participant for each year shall be determined by multiplying such plan participant's award percentage by the incremental difference, if any, obtained by subtracting the greater of (1) the

(*in thousands of U.S. dollars,*)

enterprise value as of January 1 of the prior year or (2) the enterprise value as of January 1, 2015 from the enterprise value as of January 1 of the calculation year.

The appreciation rights vest in three equal tranches each year over three years from January 1, 2015. As of January 1, 2018, the appreciation rights were fully vested.

The measurement of the Company's liability associated with the Executive Rights Plan at December 31, 2021 resulted in compensation expense of $2,432 for the year then ended.

In accordance with US GAAP, the estimated enterprise value used in the determination of the Company's liability associated with the appreciation component of the Executive Rights was calculated at the end of the year using the income approach. The assumptions used in the calculation are provided in the following table:

Key Value Assumptions	2021
Discount Rate (Weighted Average Cost of Capital)	18.5%
Terminal Growth Rate	1.5%

As of December 31, 2021, the Executive Rights Plan was entitled to a distribution equal to 4.066% of Company's distributions to its parent.

14. Subsequent Events

The Company has evaluated subsequent events through July 15, 2022, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in the financial statements other than noted below.

In February 2022, in conjunction with the dividends declared by the Company's board, $1,876 of payments were made under the Executive Rights Plan.

In March 2022, the Company made a distribution to its sole member of $35,427.

In April 2022, two of the Company's former officers filed an Arbitration Compliant against BOX Market seeking damages for breach of contract and asserting other employment-related claims. The Company responded to the Arbitration Complaint on June 10, 2022.

In July 2022, the Company executed a settlement agreement with the former CEO (one of the former officers) and agreed to settle without agreeing or denying the allegations. The Company is planning to pursue the arbitration process with the other officer and is unable to predict the outcome of the matter.